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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.            )

PRESSURE BIOSCIENCES, INC.
(Name of Subject Company (Issuer))

PRESSURE BIOSCIENCES, INC.
RICHARD T. SCHUMACHER
(Names of Filing Persons (offeror and issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
and associated
Preferred Share Purchase Rights
(Title of Class of Securities)

74112E 10 9
(CUSIP Number of Class of Securities)

Richard T. Schumacher
President and Chief Executive Officer
Pressure BioSciences, Inc.
217 Perry Parkway, Gaithersburg, MD 20877
(301) 208-8100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

Copy to:

Steven R. London, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111
(617) 856-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,250,000	$2,266

*
Calculated solely for purposes of determining the filing fee. The transaction value assumes the purchase by the registrant of 5,500,000 shares of its common stock at $3.50 per share.

**
$117.70 per $1,000,000 of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Pressure Biosciences, Inc., a Massachusetts corporation formerly known as Boston Biomedica, Inc. (the "Company" or "Pressure BioSciences"), to purchase up to 5,500,000 shares of its common stock, $0.01 par value per share (the "Shares"). Pressure BioSciences is offering to purchase these Shares at a purchase price of $3.50 per Share, net to the seller in cash, without interest. Pressure BioSciences' tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 27, 2004 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer") and are herein incorporated by reference.

Item 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION.

(a)    Name and Address.    The name of the issuer subject to the Offer is Pressure BioSciences, Inc., a Massachusetts corporation formerly known as Boston Biomedica, Inc. The principal executive offices of Pressure BioSciences, Inc. are located at 217 Perry Parkway, Gaithersburg, MD 20877. The telephone number of Pressure BioSciences' principal executive offices is (301) 208-8100.

(b)    Securities.    The class of securities to which this statement relates is common stock, par value $0.01 per share (the "Shares"), of which 6,872,915 shares were issued and outstanding as of December 15, 2004. As of December 15, 2004, there were also currently exercisable stock options to purchase 1,054,842 shares. The information set forth in the Offer to Purchase under "Introduction" and "Summary Term Sheet" is incorporated herein by reference.

(c)    Trading Market and Price.    The Shares are currently traded on the Nasdaq National Market under the symbol "PBIO." The information set forth in the Offer to Purchase under "Introduction" and "Information About Pressure BioSciences and its Securities—Section 13. Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    Name and Address.    This Tender Offer Statement is filed by Pressure BioSciences, the issuer of the securities described in Item 2(b) of this Schedule TO, and Richard T. Schumacher. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 14. Information About Pressure BioSciences—General" and "Information About Pressure BioSciences and its Securities—Section 15. Identity and Background of Certain Persons" is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

(a)    Material Terms.

        (1)   Tender Offers

            (i)  Pressure BioSciences is offering to purchase up to 5,500,000 Shares, including associated preferred share purchase rights. Unless the context otherwise requires, all references to Shares include the associated preferred share purchase rights, and, unless these rights are redeemed prior to the expiration of the Offer, a tender of Shares will include a tender of the associated rights. The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," and

  "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares and the Tender Offer" is incorporated herein by reference.

           (ii)  Pressure BioSciences is offering to pay a purchase price of $3.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares and the Tender Offer," and "Procedures and Terms of the Offer—Section 8. Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference.

          (iii)  The scheduled expiration date of the Offer is 10:00 a.m., Eastern Standard Time, on January 26, 2004. The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares, and the Tender Offer" "Procedures and Terms of the Offer—Section 7. Withdrawal Rights," and "Procedures and Terms of the Offer—Section 11. Extension of the Offer; Termination; Amendment" is incorporated herein by reference.

          (iv)  Not applicable.

           (v)  The Offer may be extended beyond the scheduled expiration date. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares, and the Tender Offer" and "Procedures and Terms of the Offer—Section 11. Extension of the Offer; Termination; Amendment" is incorporated herein by reference.

          (vi)  The information set forth in the Offer to Purchase under "Summary Term Sheet" and    "Procedures and Terms of the Offer—Section 7. Withdrawal Rights" is incorporated herein by reference.

         (vii)  The information set forth in the Offer to Purchase under "Summary Term Sheet," "Procedures and Terms of the Offer—Section 6. Procedures for Tendering Shares" and "Procedures and Terms of the Offer—Section 7. Withdrawal Rights" is incorporated herein by reference.

        (viii)  The information set forth in the Offer to Purchase under "Summary Term Sheet," "Procedures and Terms of the Offer—Section 6. Procedures for Tendering Shares" and "Procedures and Terms of the Offer—Section 8. Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference.

          (ix)  The information set forth in the Offer to Purchase under "Summary Term Sheet," "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares, and the Tender Offer," "Procedures and Terms of the Offer—Section 6. Procedures for Tendering Shares" and "Procedures and Terms of the Offer—Section 8. Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference.

           (x)  The information set forth in the Offer to Purchase under "Summary Term Sheet" and "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" is incorporated herein by reference.

          (xi)  Not applicable.

         (xii)  The information set forth in the Offer to Purchase under "Summary Term Sheet" and "Special Factors—Section 3. United States Federal Income Tax Consequences" is incorporated herein by reference.

(2)    Mergers or Similar Transactions.    Not applicable

(b)    Purchases.    The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" is incorporated herein by reference.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" and "Information About Pressure BioSciences and its Securities—Section 16. Information About Pressure BioSciences' Shares; Transactions and Arrangements Concerning Shares—Certain Transactions Involving Shares" is incorporated herein by reference.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)    Purposes.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Certain Effects of the Offer" is incorporated herein by reference.

(c)    Plans.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Plans After the Offer" is incorporated herein by reference.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    Source of Funds.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purpose of the Offer" and "Procedures and Terms of the Offer—Section 12. Source and Amount of Funds" is incorporated herein by reference.

(b)    Conditions.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and "Procedures and Terms of the Offer—Section 12. Source and Amount of Funds" is incorporated herein by reference.

(d)    Borrowed Funds.    Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    Securities Ownership.    The information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 16. Information About Pressure BioSciences' Shares; Transactions and Arrangements Concerning Shares—Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b)    Securities Transactions.    The information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 16. Information About Pressure BioSciences' Shares; Transactions and Arrangements Concerning Shares—Certain Transactions and Agreements Involving Shares" is incorporated herein by reference.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    Solicitations or Recommendations.    No person has been, directly or indirectly employed, retained or compensated to make solicitations or recommendations in connection with this Offer. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fees and Expenses Related to the Offer" is incorporated by reference.

Item 10. FINANCIAL STATEMENTS.

(a)    Financial Information.    The information set forth in the Offer to Purchase under "Procedures and Terms of the Offer—Information About Pressure BioSciences and its Securities—Section 14. Information About Pressure BioSciences—Incorporation by Reference" is incorporated by reference.

(b)    Pro Forma Information.    The information contained in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Pro Forma Financial Information" is incorporated herein by reference.

Item 11. ADDITIONAL INFORMATION.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

           (1)  The information contained in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Transactions, Negotiations and Agreements with Directors and Executive Officers" and "Information About Pressure BioSciences and its Securities—Section 16. Information About Pressure BioSciences' Shares; Transactions and Arrangements Concerning Shares—Certain Transactions and Agreements Involving Shares" is incorporated herein by reference.

           (2)  The information contained in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 17. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

           (3)  The information contained in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 17. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

           (4)  Not applicable.

           (5)  Not applicable.

(b)    Other Material Information.    The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. EXHIBITS.

(a)
(1)(A)  Offer to Purchase dated December 27, 2004.

(a)
(1)(B)  Letter of Transmittal.

(a)
(1)(C)  Notice of Guaranteed Delivery of Shares of Common Stock.

(a)
(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)
(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)
(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 2. SUBJECT COMPANY INFORMATION.

(d)    Dividends.    The information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 13. Price Range of Shares; Dividends" is incorporated herein by reference.

(e)    Prior Public Offerings.    Not applicable.

(f)    Prior Stock Purchases.    Not applicable.

SCHEDULE 13E-3, ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(b)    Business and Background of Entities.    Not applicable.

(c)    Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 15. Identity and Background of Certain Persons" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 4. TERMS OF THE TRANSACTION.

(c)    Different Terms.    Not applicable.

(d)    Appraisal Rights.    No dissenters' or appraisal rights are available to stockholders in connection with the Offer. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—No Appraisal or Dissenters' Rights" is incorporated herein by reference.

(e)    Provisions for Unaffiliated Security Holders.    No provision has been made in connection with the Offer to grant unaffiliated stockholders access to the corporate files of Pressure BioSciences or to obtain counsel or appraisal services at the expense of Pressure BioSciences.

(f)    Eligibility for Listing or Trading.    Not applicable.

SCHEDULE 13E-3, ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)    Transactions.    The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Transactions and Agreements with Directors and Executive Officers" is incorporated herein by reference.

(b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Transactions and Agreements with Directors and Executive Officers" is incorporated herein by reference.

(c)    Negotiations or Contacts.    The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Transactions, Negotiations and Agreements with Directors and Executive Officers" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)    Purposes.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" is incorporated herein by reference.

(b)    Alternatives.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Alternatives to the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" is incorporated herein by reference.

(c)    Reasons.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(d)    Effects.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Certain Effects of the Offer" and "Special Factors—Section 3. United States Federal Income Tax Consequences" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)    Fairness.    The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(b)    Factors Considered in Determining Fairness.    The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(c)    Approval of Security Holders.    The Offer has not been structured so that approval of at least a majority of unaffiliated stockholders is required. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(d)    Unaffiliated Representative.    Neither the Board of Directors nor the special committee of independent directors formed to evaluate the terms of the Offer has retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(e)    Approval of Directors.    The Offer was approved by a majority of the directors of Pressure BioSciences who are not employees of Pressure BioSciences. The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" and "Special

Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(f)    Other Offers.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)    Report, Opinion or Appraisal.    Neither Pressure BioSciences, nor, to its knowledge, any affiliate thereof received any report, opinion or appraisal from an outside party in connection with the Offer. The information set forth in the Offer to Purchase under "Special Factors—Section 5. Reports, Opinions and Appraisals" is incorporated herein by reference.

(b)    Preparer and Summary of the Report, Opinion or Appraisal.    Not applicable.

(c)    Availability of Documents.    Not applicable.

SCHEDULE 13E-3, ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(c)    Expenses.    The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fees and Expenses Related to the Offer" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee; Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" is incorporated herein by reference.

(e)    Recommendations of Others.    The information contained in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(b)    Employees and Corporate Assets.    The information set forth in "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fees and Expenses Related to the Offer" is incorporated by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRESSURE BIOSCIENCES, INC.
By:	/s/ RICHARD T. SCHUMACHER Name: Richard T. Schumacher Title: President and Chief Executive Officer
/s/ RICHARD T. SCHUMACHER Richard T. Schumacher
Dated: December 27, 2004

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INTRODUCTION
  Item 1. SUMMARY TERM SHEET.
  Item 2. SUBJECT COMPANY INFORMATION.
  Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  Item 4. TERMS OF THE TRANSACTION.
  Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 10. FINANCIAL STATEMENTS.
  Item 11. ADDITIONAL INFORMATION.
  Item 12. EXHIBITS.
  Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES